Exhibit 8.1

Subsidiaries of Dollarama Group Holdings L.P.

Name	Jurisdiction of Incorporation

Dollarama Holdings L.P.	Québec

Dollarama Group Holdings Corporation	Nova Scotia

Dollarama Group L.P.	Québec

Dollarama L.P.	Québec

Dollarama Corporation	New Brunswick

Aris Import Inc.	Canada